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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading
                                             Symbol


SCP Private Equity Partners II, L.P.                USDATA Corporation (USDC)



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   (Last)    (First)     (Middle)         3. IRS or Social      4. Statement for
                                             Security              Month/Year
                                             Number of
                                             Reporting
435 Devon Park Drive, Building 300           Person (Voluntary)     07/2001
--------------------------------------------------------------- ----------------
               (Street)                                         5. If Amendment,
                                                                   Date of
                                                                   Original
                                                                   (Month/Year)
Wayne,            PA          19087
-------------------------------------------------------------- -----------------
   (City)      (State)        (Zip)
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  6. Relationship of Reporting Person to Issuer
                (Check all applicable)
  _____ Director                 X 10% Owner
                                ---
  _____ Officer (give           ____Other  (specify
                title below)                below)

                ________________________
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  7.  Individual or Joint/Group Reporting
         (Check applicable line)

  ____Form Filed by One Reporting Person

   X  Form Filed by More than One Reporting Person
  ---
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                        Table I -- Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of            2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   Security               action     action          or Disposed of (D)                Securities           ship          of In-
   (Instr. 3)             Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
                         (Month/    (Instr. 8)                                         Owned at             Direct        Bene-
                          Day/                    -------------------------------      End of               (D) or        ficial
                          Year)                                                        Month                Indirect      Owner-
                                                    Amount    (A) or    Price          (Instr. 3 and 4)     (I)           ship
                                                              (D)                                           (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)
(v).

                                                                          (over)
                                                                 SEC 2270 (7-96)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative             2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
   Security (Instr. 3)                sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                                                  -----------------------

                                                                                                      (A)       (D)
------------------------------------------------------------------------------------------------------------------------------------
Series C-1 Preferred Stock,
 par value $0.01 per share            (FN1)             07/20/01                P                   16,250
         (FN1)

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
------------------------------------------------------------------------------------------------------------------------------------
 6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-       11. Na-
    cisable and       Underlying Securities        of          of Deriv-        ship of          ture
    Expiration        (Instr. 3 and 4)             Deriv-      ative            Deriv-           of In-
    Date                                           ative       Secur-           ative            direct
    (Month/Day/                                    Secur-      ities            Secur-           Bene-
    Year)                                          ity         Bene-            ity:             ficial
----------------------------------------------     (Instr.     ficially         Direct (D)      Owner-
                                                   5)          Owned            or In-direct     ship
 Date     Expira-              Amount or                       at End           (I)              (Instr. 4)
 Exer-    tion        Title    Number of                       of               (Instr. 4)
 cisable  Date                 Shares                          Month
                                                               (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
 Presently  None      Common   1,625,000        $40.00 per     53,750           (FN 1)           (FN 1)
                       Stock     (FN 1)           share
                                                  (FN 1)
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

          (FN1) On July 20, 2001, the Issuer exercised its right under the Series C Preferred Stock Purchase Agreement dated as of March 30, 2001, to sell 16,250 shares of Series C-1 Preferred Stock, par value $0.01 per share ("Series C-1 Preferred Stock") to SCP Private Equity Partners II, L.P. ("SCP") at a purchase price of $40.00 per share. SCP paid the Issuer $635,596, net of transaction costs, for the shares. As of the end of July 2001, each share of Series C-1 Preferred Stock was convertible into 100 shares of common stock of the Issuer, subject to increase for dividends and dilutive issuances. As a result of a one-for-five reverse stock split on the Issuer's common stock effective as of August 21, 2001, as of the end of April 2002, SCP had the right to convert each share of Series C-1 Preferred Stock into 20 shares of the Issuer's common stock, subject to increase for dividends and dilutive issuances. For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

        /s/ Wayne B. Weisman                            May 10, 2002
        ---------------------------------------     --------------------
         ** Signature of Reporting Person                   Date
        Name: Wayne B. Weisman
        Title: A Manager of SCP Private Equity II, LLC, the Manager of
               SCP Private Equity II General Partner, L.P., the General Partner of the Reporting Person

Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page 2
                                                                  SEC 2270(7-96)

                             Joint Filer Information

Name:                                     SCP Private Equity II, LLC

Address:                                  435 Devon Park Drive, Building 300
                                          Wayne, Pennsylvania  19087

Designated Filer:                         SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:                   USDATA Corporation (USDC)

Date of Event Requiring Statement:        July 20, 2001

Signature:                                By:    /s/ Wayne B. Weisman
                                                 -------------------------------
                                          Name:  Wayne B. Weisman
                                                 -------------------------------
                                          Title: Manager
                                                 -------------------------------

                                Page 3 of 3 Pages